FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1.	Form D2 – Notification of Changes of Secretary and Directors which was filed with Hong Kong Companies Registry on 13 January 2004.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP POWER HONG KONG LIMITED

By:	/ s / April Chan

Name:	April Chan
Title:	Deputy Company Secretary

Date: 9 February 2004

3

Exhibit 1

Form D2
Companies Registry	Notification of Changes of Secretary and Directors

Company Number

259

	1	Company Name

CLP Power Hong Kong Limited

	2	Type of Change

		* ☑ Resignation or cessation		☑ New appointment

☐ Change of particulars
	3	Details of Change

(Note 2)	A.	Resignation or cessation
(Use Continuation Sheet A if more than 1 resignation or cessation)

		* ☐ Secretary	☑ Director	☐ Alternate Director

		Name	Dickson Leach	James Seymour

			Surname	Other names
Identification

	a Hong Kong Identity Card or Company Number		XD115373(6)	–

			I.D. Card Number	Company Number

	b Overseas Passport		–	–

			Number	Issuing Country

	Date of Resignation or Cessation		DD MM YYYY
			02 01 2004	–

			Date	Alternate To
* Please tick the relevant box(es)

	Presentor’s Name and Address April Chan 147 Argyle Street, Kowloon, Hong Kong			For Official Use
Second revision to Specification No. 1/97 (Amendment No. 1/99)

Notification of Changes of Secretary and Directors	Company Number

259

3 Details of Change (cont’d )

(Note 3 & 4)	B. Appointment / Change of particulars
(Use Continuation Sheet B if more than 1 director / secretary is involved)

	Brief Description		Effective Date(s)

	Appointment of Director		02 01 2004
DD MM YYYY

	Existing Name	–

	Name / New Name	Tong	Chi Leung David

		Surname	Other names

–

Alias (if any)

–

Previous Names

	Address	Flat 33, St. George’s Court, 85 Kadoorie Avenue, Kowloon, Hong Kong

Identification

	a Hong Kong Identity Card or Company Number	D821467(1)	–

		I.D. Card Number	Company Number

	b Overseas Passport	–	–

		Number	Issuing Country

This Notification includes 1 Continuation Sheet A and 2 Continuation Sheet B.

Signed : /s/ April Chan

	(Name) : ( April Chan – Deputy Company Secretary )		Date : 13 January 2004
~~Director / Secretary / Manager / Authorized Representative~~ *

* Delete whichever does not apply

Form D2
Companies Registry	Notification of Changes of Secretary and Directors
(Continuation Sheet A)

Company Number

259

Details of Resignation / Cessation (Section 3A of main form)

(Note 2)	1	Resignation or cessation

		* ☐ Secretary	☐ Director	☑ Alternate Director

		Name	Dickson Leach	James Seymour

			Surname	Other names
Identification

	a Hong Kong Identity Card or Company Number		XD115373(6)	–

			I.D. Card Number	Company Number

	b Overseas Passport		–	–

			Number	Issuing Country

	Date of Resignation or Cessation		DD MM YYYY
			02 01 2004	William Elkin Mocatta

			Date	Alternate To
	2	Resignation or cessation

		* ☐ Secretary	☐ Director	☑ Alternate Director

		Name	Mocatta	William Elkin

			Surname	Other names
Identification

	a Hong Kong Identity Card or Company Number		XD456022(7)	–

			I.D. Card Number	Company Number

	b Overseas Passport		–	–

			Number	Issuing Country

	Date of Resignation or Cessation		DD MM YYYY
			02 01 2004	James Seymour Dickson Leach

			Date	Alternate To
* Please tick the relevant box(es)

Form D2
Companies Registry	Notification of Changes of Secretary and Directors
(Continuation Sheet B)

Company Number

259

Details of Appointment / Change of particulars (Section 3B of main form)

(Note 3 & 4)	Appointment / Change of particulars

	Brief Description		Effective Date(s)

	Appointment of Alternate Director to William Elkin Mocatta		02 01 2004
DD MM YYYY

	Existing Name	–

	Name / New Name	Leigh	John Andrew Harry

		Surname	Other names

–

Alias (if any)

–

Previous Names

	Address	Apartment N, 11/F., Block A5, Scenic Villas, 2-28 Scenic Villa Drive, Pokfulam, Hong Kong

Identification

	a Hong Kong Identity Card or Company Number	XD688813(0)	–

		I.D. Card Number	Company Number

	b Overseas Passport	–	–

		Number	Issuing Country

Form D2
Companies Registry	Notification of Changes of Secretary and Directors
(Continuation Sheet B)

Company Number

259

Details of Appointment / Change of particulars (Section 3B of main form)

(Note 3 & 4)	Appointment / Change of particulars

	Brief Description		Effective Date(s)

	Appointment of Alternate Director to William Elkin Mocatta		02 01 2004
DD MM YYYY

	Existing Name	–

	Name / New Name	Bischof	Rudolf

		Surname	Other names

–

Alias (if any)

–

Previous Names

	Address	7A, Century Tower I, 1 Tregunter Path, Hong Kong

Identification

	a Hong Kong Identity Card or Company Number	XD096529(A)	–

		I.D. Card Number	Company Number

	b Overseas Passport	–	–

		Number	Issuing Country